Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges

	2012	2013	2014	2015	Six Months Ended June 30, 2016
	(in thousands)
Computation of earnings:
Net loss from continuing operations before provision for income taxes	(28,272)	(22,002)	(20,618)	(53,053)	(24,446)
Fixed charges, as calculated below	8,843	5,279	693	832	626
Total earnings	(19,429)	(16,723)	(19,925)	(52,221)	(23,820)
Computation of fixed charges:
Interest expense, including amortization of debt issuance cost	7,921	4,617	1	90	127
Estimated interest expense portion of rental expense (1)	919	656	683	735	471
Estimated interest expense portion on uncertain tax positions (2)	3	6	9	7	28
Total fixed charges	8,843	5,279	693	832	626
Ratio of earnings to fixed charges (3)	__	__	__	__	__

(1)	This amount includes 30 percent of the rental expense, which we believe is a reasonable approximation of the interest component of rental expense.
(2)	The Company recognizes interest and penalties relating to uncertain tax positions in income tax expense.
(3)
Our earnings were inadequate to cover fixed charges for the years ended December 31, 2012, 2013, 2014 and 2015 by $28.3 million, $22.0 million, $20.6 million and $53.1 million, respectively, and by $24.4 million for the six months ended June 30, 2016.

For the periods indicated above, we had no outstanding shares of preferred stock with required dividend payments.